Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 5, 2022

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by

Legato Merger Corp. II

777 Third Avenue, 37th Floor

New York, New York 10017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. II
Amendment No. 1 to Registration Statement on Form S-4/A Filed October 27, 2022 File No. 333-267393

Ladies and Gentlemen:

On behalf of Legato Merger Corp. II (the “Company”), we hereby respond as follows to the Staff’s comment letter, dated November 23, 2022, relating to the above-referenced Registration Statement on Form S-4/A (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 5, 2022

We are respectfully requesting continued confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. Such request for confidential treatment has been made because of the commercially sensitive nature of certain of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-4/A filed October 27, 2022

General

1.	With a view toward disclosure, please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We have been advised by the Company and Southland that no person or entity that is associated with or otherwise involved in the transaction is, is controlled by or has substantial ties with a non-U.S. person. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Legato II’s Directors and Executive Officers Have Financial Interests in the Business Combination, page 14

2.	We note your response to comment 2. Please revise to include the shares of common stock and warrants included as part of the private placement units. Further, please revise to state, if true, that the Legato II Insiders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and that the Legato II Insiders can earn a positive rate of return on their investment, even if other Legato II shareholders experience a negative rate of return in the combined company following the business combination.

We have revised the disclosure on page 15 of the Registration Statement as requested.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 5, 2022

Unaudited Pro Forma Condensed Combined Financial Statements, page 60

3.	We note your response to comment 10. Given that the earnout shares are contingent on the projected achievement of the 2022 and 2023 Base Target amounts, it does not appear that such shares should be included in the calculation of Pro Forma EPS given that they are not shares that are issued or to be issued in order to consummate the transaction. Please remove the contingent shares from your calculations. Refer to Article 11-02(a)(9)(ii) of Regulation S-X.

We have revised the disclosure on page 56 of the Registration Statement as requested.

4.	Notwithstanding our comment above, please expand your disclosures related to the Earnout Shares to describe the arrangement(s), the basis for determining the amount of payment(s) or receipt(s), and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why. See Rule 11-02(a)(11)(ii)(A) of Regulation S-X. Furthermore, please explain your proposed accounting for such shares. In providing your response, please tell us how you considered the guidance in ASC 718 or ASC 815-40 in arriving at your accounting determination.

We have revised the disclosure on page 56 of the Registration Statement as requested.

We have been advised that the parties plan to account for the Earnout Consideration Shares under ASC 718 with a credit to Par Value and debit to Additional Paid-in Capital at the time that the shares are earned. As no part of the earnout shares are contingent on the stock price of New Southland or other provisions, the Company and Southland do not believe that accounting for the Earnout Consideration Shares under ASC 815-40 would be appropriate.

5.	We note your response to comment 11. Given that the merger will be accounted for as a reverse recapitalization with Southland as the accounting acquirer, it appears to us that the estimated $0.4 million advisory expenses to be incurred by Legato are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Such costs should also be reflected as a reduction to retained earnings on your pro forma condensed combined balance sheet. See Rule 11-02(a)(6)(i)(B) of Regulation S-X. Please revise your pro forma disclosures accordingly.

We have revised the disclosure on pages 55 through 57 and 59 of the Registration Statement as requested.

Background of the Business Combination, page 77

6.	We note your response to comment 13. Please further expand your background discussion to provide more detailed disclosure regarding the following:

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 5, 2022

●	Please describe how the parties arrived at $50 million in cash as a component of the merger consideration. In this regard, we note that while your disclosure on page 79 suggests that Southland expressed a preference for a cash component in response to the original offer made by Legato II, no cash component was added until the third iteration of the offer.

●	Please explain how and why any material terms of the merger agreement were revised over time. In this regard, we note references to several drafts of the proposed merger agreement and revisions to the definition of adjusted EBITDA and the minimum cash closing condition. However, you do not detail or explain the importance of the merger agreement negotiations. We further note that adjusted EBITDA is the basis for the merger earnout consideration.

●	Please explain whether or how the claims report impacted the negotiations. In this regard, we note your disclosure on page 80 that Messrs. Monahan, Rosenfeld and Pratt considered a review of Southland’s existing claims, work-in-progress, backlog and receivables “to be critical in understanding the business and potential assets and liabilities associated with these areas.”

We have revised the disclosure on pages 79 through 82 of the Registration Statement as requested.

Discounted Cash Flow Analysis, page 90

7.	We note your response to comment 16. Please revise to disclose the basis for the assumption of net debt of $2 million. In this regard, we note that it is unclear how this amount was derived.

We have revised the disclosure on page 90 of the Registration Statement as requested.

Interests of Certain Persons in the Proposed Transaction, page 98

8.	We note your response to comment 22. Please revise to include the shares of common stock and warrants included as part of the private placement units. Further, please revise to state, if true, that the Legato II Insiders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and that the Legato II Insiders can earn a positive rate of return on their investment, even if other Legato II shareholders experience a negative rate of return in the combined company following the business combination.

We have revised the disclosure on page 100 of the Registration Statement as requested.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 5, 2022

Sources and Uses, page 99

9.	We note your response to comment 24. However, in the assuming maximum redemptions scenario, the “Uses” table suggests that transaction expenses would be zero. Please revise to clarify, as it appears that transaction expenses would be the same regardless of the amount of redemptions.

We have revised the disclosure on page 102 of the Registration Statement as requested.

Contractual Obligations, page 157

10.	We note your response to comment 39. Please further revise to include tabular disclosure of your debt obligations as of June 30, 2022, including interest on long-term debt and long-term debt.

We have revised the disclosure on page 160 of the Registration Statement as requested, as of September 30, 2022.

3. Business Combinations, page F-52

11.	We note your response to comment 43. Please further clarify the following:

●	How much was the original claim amount that was recognized as of September 30, 2020 that was included in the $95 million investment line item; and

●	Please further describe the subsequent accounting under ASC 606-10-31-14 and how such subsequent accounting for the claim resulted in your Investments line item related to the TZC venture increasing to $105.1 million and $106.4 million as of December 31, 2021 and June 30, 2022 respectively. Based on your response it appears that the project was completed in 2020. Furthermore, we note that for your equity method investments including TZC, you are employing the equity method for balance sheets reporting and the proportional consolidation method for statements of operations reporting. Given that it appears that American Bridge recognized losses of $16K and $13K for the years ended December 31, 2020 and December 31, 2021 respectively it is not clear how the overall claim amount changed on your Investments line item. To the extent there exists a significant underlying basis difference related to the claim amount that is impacting the amounts between the periods please clarify.

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 5, 2022

7. Remaining Unsatisfied Performance, page F-88

12.	We note your response to comment 46. Please also expand your disclosures to provide similar information for the interim period ended June 30, 2022. See ASC 270-10-50-1A.

We have revised the disclosure on page F-88 of the Registration Statement as requested, for the interim period ended September 30, 2022.

8. Cost of Estimated Earnings on Uncompleted Contracts, page F-88

13.	We note your response to comment 44. Please also expand your disclosures to provide similar information for the interim period ended June 30, 2022. See ASC 270-10-50-1A.

We have revised the disclosure on page F-89 of the Registration Statement as requested, for the interim period ended September 30, 2022.

Exhibits

14.	We note your response to comment 47 and your revisions to pages 80 and 81. Please further revise pages 80 and 81 to identify Hill International as the claims consultant. We believe the identity of Hill International is material to stockholders’ assessment of the recommendation of Legato II’s board of directors that stockholders vote in favor of the business combination proposal. We specifically note that Messrs. Sgro, Martin, and Rosenfeld, all of whom were directors or executive officers of Legato II at the time its board approved the business combination, serve or have served as members of Hill International’s board of directors. Finally, we note that your description of the analysis has changed from the prior description as “in-depth claims assessment” and “an updated final version of the claims report was provided to Legato II’s management....”

We have revised the disclosure on pages 80 and 81 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Gregory Monahan, CEO

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II